Cementos Pacasmayo S.A.A. Announces Annual Dividend Payment

LIMA, Peru--(BUSINESS WIRE)--October 28, 2013--Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that at a Board meeting held on October 25, 2013, the Company's Board of Directors approved a cash dividend of S/. 0.10 per common and investment share, which represents a total of S/. 58,196,460.30 related to net income as of September 30, 2013, in accordance with what was authorized at the Board of Directors meeting held on March 26, 2013. This dividend represents 52.71% of the Company’s accumulated profit as of September 30, 2013. Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/. 0.50.

The dividend will paid as follows:

COMMON SHARES: CPACASC1
Outstanding common shares: 531,461,479
Dividend per common share: S/. 0.10
Each ADS represents five common shares

INVESTMENT SHARES: CPACASI1
Outstanding Investment shares: 50,503,124
Dividend per common share: S/. 0.10

Ex-dividend Date: November 13, 2013
Record Date: November 18, 2013
Payment Date: November, 29, 2013

The ex-dividend date (November 13, 2013), record date (November 18, 2013) and payment date (November 29, 2013) are the same for common and investment shares traded on the Lima Stock Exchange as well as the ADS traded on the New York Stock Exchange.

Note:

1. Ex-dividend date: Shareholders who own the shares by the ex-dividend date are entitled to the dividend.

2. Record date: Date of registration within the Company´s stockholder registry for shareholders as of the ex-dividend date

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 55 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONTACT:
In Lima:
Cementos Pacasmayo Investor Relations
Manuel Ferreyros, CFO
Claudia Bustamante, Head of IR
Tel: 511-317-6000 ext. 2165
cbustamante@cpsaa.com.pe
In New York:
i-advize Corporate Communications, Inc.
Rafael Borja / Melanie Carpenter
Tel: 212-406-3693
cementospacasmayo@i-advize.com